August 1, 2019

VIA EDGAR

John M. Ganley
Megan Miller
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        OFS Credit Company, Inc.
Registration Statement on Form N-2 (File Nos. 333-231738 and 811-23299)

Dear Mr. Ganley and Ms. Miller:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Ladenburg Thalmann & Co. Inc., as dealer manager for the offering, hereby joins in the request of OFS Credit Company, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 9:00 a.m., Eastern Time, on Monday, August 5, 2019, or as soon thereafter as is practicable.

Very truly yours,

LADENBURG THALMANN & CO. INC.
As Dealer Manager

By:     /s/ Steve Kaplan_________________________
Name:      Steve Kaplan
Title:     Head of Capital Markets